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Exhibit 99.1

Second Quarter Report
 2017

Granite REIT 2017 Second Quarter Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three and six month periods ended June 30, 2017. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and six month periods ended June 30, 2017 and the audited combined financial statements for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards ("IFRS"). The MD&A is prepared as at August 2, 2017 and the Board of Trustees of Granite REIT and Board of Directors of Granite GP approved the contents of this MD&A on August 2, 2017. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2016, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite's business. These non-IFRS measures include net operating income ("NOI"), NOI before straight-line rent and tenant incentive amortization ("NOI — cash basis"), funds from operations ("FFO"), adjusted funds from operations ("AFFO"), net asset value ("NAV") before and after deferred taxes, FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to "NON-IFRS MEASURES" for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2017 Second Quarter Report 1

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2017	2016	2017	2016

Operating highlights
Rental revenue and tenant recoveries	$55.0	$56.4	$110.1	$112.8
NOI — cash basis(1)	54.2	54.9	108.6	110.6
Net income attributable to stapled unitholders	42.9	57.2	73.1	99.6
FFO(1)(2)	31.6	39.9	71.2	81.3
AFFO(1)(2)	32.5	38.1	72.8	79.8
Cash flows provided by operating activities	33.8	40.4	80.0	89.3
Distributions paid	30.7	28.7	61.4	55.7
FFO payout ratio(1)(3)	82%	72%	80%	69%
AFFO payout ratio(1)(3)	80%	75%	78%	71%
Per unit amounts
Diluted FFO(1)(2)	$0.67	$0.85	$1.51	$1.73
Diluted AFFO(1)(2)	$0.69	$0.81	$1.54	$1.70
Distributions paid	$0.651	$0.609	$1.302	$1.185
Diluted number of units outstanding	47.2	47.1	47.2	47.1

As at	June 30, 2017	December 31, 2016

Financial highlights
Investment properties — fair value	$2,758.0	$2,653.1
Cash and cash equivalents	196.5	246.2
Total debt	682.7	657.4
NAV before deferred taxes(1)	2,270.2	2,240.4
NAV before deferred taxes per unit(1)	$48.10	$47.57
Trading closing price per unit — TSX: GRT.UN	$51.29	$44.83
Debt metrics
Leverage ratio(1)	25%	25%
Interest coverage ratio(1)	9.7x	9.6x
Weighted average cost of debt	2.53%	2.53%
Weighted average debt term-to-maturity, in years	5.5	6.0
Property metrics
Number of income-producing properties	92	92
Gross leasable area ("GLA"), square feet	30.2	29.6
Occupancy, by GLA	98.1%	99.4%
Magna as a percentage of revenue for the trailing 12-month period ended(4)	76%	76%
Weighted average lease term, in years by square footage	6.7	7.0
Overall capitalization rate(5)	8.0%	8.0%

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
In connection with a proxy contest that preceded the June 2017 annual general meeting, Granite incurred $5.9 million ($0.12 per unit) of expenses in the second quarter of 2017. FFO, AFFO and the per unit amounts include $5.9 million of proxy contest expenses.
(3)
FFO payout ratio and AFFO payout ratio exclude the $5.9 million of proxy contest expenses.
(4)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite is no longer using.
(5)
Refer to "Valuation Metrics by Investment Property Asset Class" in "Investment Properties" section.
2 Granite REIT 2017 Second Quarter Report

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 income-producing properties. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The property portfolio is located in nine countries and the lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the euro ("€") and the US dollar ("US$"). Granite's investment properties by geographic location, number and square footage are summarized below:

Strategic Outlook

Management is identifying and pursuing value creation opportunities that will build on Granite's existing foundation while managing the existing real estate portfolio, leveraging the balance sheet and investing to grow and diversify the asset base.

In 2017 and beyond, management expects to pursue:

  •
  Property, portfolio and corporate acquisitions, including capitalizing on any potential regional disparities, market disruptions or cyclical downturns across international geographies;

  •
  Development opportunities from within Granite's existing portfolio and from acquired real estate assets;

  •
  Joint ventures and similar arrangements with local operating partners;

  •
  The targeted sale of certain non-core properties, primarily Magna-tenanted; and
Granite REIT 2017 Second Quarter Report 3

  •
  Further investments with tenants, including Magna, in support of their growth where management believes it is in the best long-term economic interest of Granite.

Granite's long-term strategy is to continue to build a high quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see "INVESTMENT PROPERTIES") over the long-term.

SIGNIFICANT MATTERS

Board Appointments

On June 15, 2017, the following individuals were newly elected as trustees of Granite REIT and directors of Granite GP:

  •
  Peter Aghar is currently President of Crux Capital Corporation, a value-add real estate investor, developer and venture capital investor that he founded. Previously, Mr. Aghar was President and Chief Investment Officer of KingSett Capital;

  •
  Remco Daal is currently President of Canadian Real Estate for QuadReal Property Group and is responsible for managing, investing and developing its Canadian property portfolio. Previously, Mr. Daal served as President and Chief Operating Officer for Bentall Kennedy;

  •
  Samir Manji is currently Chief Executive Officer of Sandpiper Group, a Vancouver-based private equity firm that he founded and that is focused on investing in real estate through direct property investments and securities;

  •
  Kelly Marshall, who was also appointed as Chairman of the Board of Trustees of Granite REIT and Board of Directors of Granite GP, is currently a Managing Partner at Brookfield Asset Management Inc., responsible for Brookfield's global corporate finance activities; and

  •
  Al Mawani is currently a Principal of Exponent Capital Partners Inc. and has over 35 years of experience in the commercial real estate industry. Previously, Mr. Mawani served as Chief Executive Officer and President at Calloway/Smart REIT and as Chief Financial Officer of Oxford Properties Group.

Normal Course Issuer Bid

On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. In order to facilitate repurchases of the outstanding stapled units during specified blackout periods, Granite entered into an automatic securities purchase plan with a broker. Granite has not made any purchases of its stapled units since the commencement of the NCIB.

4 Granite REIT 2017 Second Quarter Report

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite's investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite's reporting currency, relative to the euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite's business are shown in the following table:

	Average Exchange Rates							Period End Exchange Rates
	Three Months Ended June 30,			Six Months Ended June 30,
								June 30, 2017	December 31, 2016
	2017	2016	Change	2017	2016	Change				Change

$ per €1.00	1.479	1.455	2%	1.445	1.485	(3%	)	1.482	1.417	5%
$ per US$ 1.00	1.345	1.289	4%	1.334	1.332	—%		1.298	1.343	(3%	)

The average exchange rates for the three months ended June 30, 2017 were higher when compared to those for the three months ended June 30, 2016 as a result of the relative weakening of the Canadian dollar vis-à-vis the euro and US dollar, which, on a comparative basis, increased the Canadian dollar equivalent of revenues and expenses from Granite's European and US operations.

For the six months ended June 30, 2017, the average exchange rates of the Canadian dollar to the euro and US dollar were lower and slightly higher, respectively, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite's European operations and marginally increased the Canadian dollar equivalent of revenue and expenses from Granite's US operations.

For the three and six month periods ended June 30, 2017, the impact of the changes in average exchange rates on operating results was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended June 30,	Six Months Ended June 30,
(in millions, except per unit information)	2017 vs 2016	2017 vs 2016

Increase (decrease) in revenue	$1.1	$(1.3)
Increase (decrease) in NOI — cash basis	1.0	(1.3)
Increase (decrease) in net income	1.1	(0.5)
Increase (decrease) in FFO	0.9	(0.9)
Increase (decrease) in AFFO	0.9	(0.9)
Increase (decrease) in FFO per unit	$0.02	$(0.02)
Increase (decrease) in AFFO per unit	$0.02	$(0.02)

The period end exchange rates of the Canadian dollar to the euro and US dollar on June 30, 2017 were higher and lower, respectively, when compared to the December 31, 2016 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite's European subsidiaries were higher on a

Granite REIT 2017 Second Quarter Report 5

comparative basis, whereas the Canadian dollar equivalent of assets and liabilities from Granite's US operations were lower when compared to December 31, 2016.

Operating Results

Rental Revenue and Tenant Recoveries ("Revenue")

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	$ change	2017	2016	$ change

Revenue	$55.0	$56.4	(1.4)	$110.1	$112.8	(2.7)

Revenue for the three month period ended June 30, 2017 decreased $1.4 million to $55.0 million from $56.4 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.3 million from Consumer Price Index based increases and $0.4 million from fixed contract adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $1.5 million during the quarter;

  •
  the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates primarily contributed to a $2.2 million reduction in revenue;

  •
  a lease for a property in the United States that expired on March 31, 2017 and was vacant in the second quarter of 2017 resulted in a $1.8 million reduction in revenue and the disposal of income-producing properties in the United States and Germany in the prior year reduced revenue by $0.5 million; and
6 Granite REIT 2017 Second Quarter Report

  •
  foreign exchange had a $1.1 million positive impact as the relative weakening of the Canadian dollar against the euro and US dollar increased revenue by $0.4 million and $0.7 million, respectively.

Revenue for the six month period ended June 30, 2017 decreased $2.7 million to $110.1 million from $112.8 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.8 million from Consumer Price Index based increases and $0.6 million from fixed contract adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $2.5 million;

  •
  primarily as a result of the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates, revenue decreased by $4.2 million while the leasing of two completed development properties in the United States and one completed development property in Poland increased revenue by $1.8 million and $0.2 million, respectively;

  •
  a lease for a property in the United States that expired on March 31, 2017 and was vacant in the second quarter of 2017 resulted in a $1.8 million reduction in revenue and the disposal of income-producing properties in the United States and Germany in the prior year reduced revenue by $1.6 million; and

  •
  foreign exchange had a net negative impact of $1.3 million predominantly due to the relative strengthening of the Canadian dollar against the euro.
Granite REIT 2017 Second Quarter Report 7

Revenue by major currency for the three and six months ended June 30, 2017 and 2016 was as follows:

Revenue by Currency

Second Quarter 2017	Second Quarter 2016

Six Months 2017	Six Months 2016

As a majority of the Trust's revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to hedge its exposure to foreign currencies and minimize the potential impact that foreign currency rate changes may have on Granite's operating results, cash flows and distributions.

8 Granite REIT 2017 Second Quarter Report

Net Operating Income

NOI in the three months ended June 30, 2017 was $52.7 million compared to $54.8 million in the three months ended June 30, 2016. NOI in the six months ended June 30, 2017 was $105.6 million compared to $109.1 million in the six months ended June 30, 2016. NOI — cash basis excludes the impact of straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI — cash basis was $54.2 million in the three months ended June 30, 2017 compared with $54.9 million in the prior year period. NOI — cash basis was $108.6 million in the six months ended June 30, 2017 compared with $110.6 million in the prior year period. The changes in NOI and NOI — cash basis are detailed below:

Changes in NOI and NOI — Cash Basis

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	$ change	2017	2016	$ change

Revenue	$55.0	$56.4	(1.4)	$110.1	$112.8	(2.7)
Property operating costs	2.3	1.6	0.7	4.5	3.7	0.8

NOI	52.7	54.8	(2.1)	105.6	109.1	(3.5)
Add (deduct):
Straight-line rent amortization	0.1	(1.1)	1.2	0.3	(1.0)	1.3
Tenant incentive amortization	1.4	1.2	0.2	2.7	2.5	0.2

NOI — cash basis	$54.2	$54.9	(0.7)	$108.6	$110.6	(2.0)

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite's employee compensation expenses are included in property operating costs.

The majority of Granite's leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties. Revenue and property operating costs for these leases do not include any amounts related to operating costs paid directly by the lessee. As a result of these favourable lease terms, property operating costs are not a significant component of Granite's business currently.

Tenant incentive amortization mainly represents tenant allowances provided to tenants that are recognized in income evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid or payable to Magna in respect of the lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended June 30, 2017 decreased $0.7 million to $54.2 million from $54.9 million in the prior year period primarily as a result of the $1.4 million decrease in revenue, as noted previously, and a $0.7 million increase in property operating costs primarily related to expenses associated with a property in the United States that was vacant in the second quarter of 2017 and additional costs incurred for property assessment reports.

NOI — cash basis for the six month period ended June 30, 2017 decreased $2.0 million to $108.6 million from $110.6 million in the prior year period primarily as a result of the $2.7 million decrease in revenue, as noted previously, and a $0.8 million increase in property operating costs due to several factors including certain repairs and maintenance expenses not recoverable from tenants, additional costs incurred for

Granite REIT 2017 Second Quarter Report 9

property assessment reports and expenses associated with a vacant property in the United States as noted above.

NOI — cash basis for the three and six months ended June 30, 2017 and 2016 by geography was as follows:

NOI — Cash Basis by Geography

Second Quarter 2017	Second Quarter 2016

Six Months 2017	Six Months 2016

Granite's property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite of any particular country's economic downturn.

10 Granite REIT 2017 Second Quarter Report

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	$ change	2017	2016	$ change

Salaries and benefits	$3.1	$3.3	(0.2)	$6.2	$6.8	(0.6)
Audit, legal and consulting	1.0	1.3	(0.3)	1.7	2.5	(0.8)
Trustee/director fees and related expenses	0.4	0.4	—	0.7	0.9	(0.2)
Unit-based compensation including distributions and revaluations	1.8	0.5	1.3	2.6	0.7	1.9
Other public entity costs	0.6	0.5	0.1	0.9	0.9	—
Office rents	0.2	0.2	—	0.4	0.4	—
Other	0.5	0.8	(0.3)	1.2	1.7	(0.5)

General and administrative expenses	$7.6	$7.0	0.6	$13.7	$13.9	(0.2)

Additional details pertaining to the components of the change in general and administrative expenses for the three and six month periods ended June 30, 2017 as compared to the same respective prior year period are as follows:

  •
  salaries and benefits decreased primarily as a result of a reduction in headcount;

  •
  audit, legal and consulting costs decreased due to certain internal reorganizations and administrative matters, such as temporary staff replacements, which took place in the prior year period; and

  •
  unit-based compensation costs increased $1.3 million in the second quarter of 2017 and $1.9 million in the six month period ended June 30, 2017 when compared to the prior year periods, primarily due to (i) additional grants awarded under the unit-based compensation plans and (ii) the fair value remeasurement of the unit-based compensation liabilities resulting from an increase in the market price of the Trust's stapled units. General and administrative expenses in the second quarters of 2017 and 2016 included a $1.0 million and $0.2 million expense of fair value remeasurement, respectively. General and administrative expenses in the six month periods ended June 30, 2017 and 2016 included a $1.2 million and less than $0.1 million expense of fair value remeasurement, respectively.

Proxy Contest Expenses

In the three and six month periods ended June 30, 2017, Granite incurred expenses of $5.9 million in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the annual general meeting. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

Granite REIT 2017 Second Quarter Report 11

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs for the three month periods ended June 30, 2017 and 2016 were $4.7 million and $4.9 million, respectively. The $0.2 million decrease is primarily due to refinancing initiatives undertaken in the fourth quarter of 2016 whereby the interest savings from the higher cost mortgages and construction loans repaid in November 2016 were partially offset by the interest expense associated with the increased leverage from the debentures issued in December 2016.

Net interest expense and other financing costs for the six month periods ended June 30, 2017 and 2016 were $9.4 million and $9.9 million, respectively. The $0.5 million decrease is primarily due to refinancing initiatives undertaken in the fourth quarter of 2016, as noted previously.

As at June 30, 2017 and 2016, Granite's weighted average cost of debt was 2.53% and 3.02%, respectively and the weighted average debt term-to-maturity was 5.5 years at June 30, 2017.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $17.2 million and $26.0 million in the three month periods ended June 30, 2017 and 2016, respectively. In the three month period ended June 30, 2017, the net fair value gains of $17.2 million were primarily attributable to i) a compression in discount and terminal capitalization rates for certain modern warehouse properties located in the United States and Germany (see "INVESTMENT PROPERTIES") and ii) favourable changes in leasing assumptions for certain special purpose properties in Canada and the United States (see "INVESTMENT PROPERTIES") related to the long-term contractual lease term and certainty of cash flows. The compression in discount and terminal capitalization rates for certain modern warehouse properties resulted from market demand which led to improved asset pricing.

The net fair value gains on investment properties in the three month period ended June 30, 2016 of $26.0 million were attributable to positive changes in leasing assumptions related to i) new lease and renewal activities, in particular the lease renewals associated with two special purpose properties in Canada and the lease-up of the remaining vacant space at a development property in the United States and ii) market rent increases for certain properties in Granite's portfolio, partially offset by iii) the negative impact of certain leases in Canada and the United States that were closer to expiry, for which the re-leasing assumptions were less favourable than the terms of the then existing leases.

Net fair value gains on investment properties were $9.9 million and $34.7 million in the six month periods ended June 30, 2017 and 2016, respectively. In the six month period ended June 30, 2017, the net fair value gains of $9.9 million were attributable to i) a compression in discount and terminal capitalization rates for certain modern warehouse properties located in the United States and Germany (see "INVESTMENT PROPERTIES") and ii) favourable changes in leasing assumptions for certain special purpose properties in Canada and the United States (see "INVESTMENT PROPERTIES") related to the long-term contractual lease terms and certainty of cash flows. The compression in discount and terminal capitalization rates for certain modern warehouse properties resulted from market demand which led to improved asset pricing. These factors contributing to the fair value gains in the six month period ended June 30, 2017 were partially offset by the unfavourable changes in leasing assumptions relating to market rent decreases and re-leasing and renewal activities as well as capital expenditure assumptions for certain multi-purpose properties (see "INVESTMENT PROPERTIES") in Canada and the United States.

The net fair value gains on investment properties in the six month period ended June 30, 2016 of $34.7 million were primarily attributable to changes in leasing assumptions related to i) new lease and renewal activities, in particular the lease renewals associated with two special purpose properties in Canada and a property developed and leased in Pennsylvania, United States, and ii) market rent increases and changes in rent assumptions for certain properties in Granite's portfolio. The changes in leasing assumptions were partially offset by the negative impact of certain leases in Canada and the United States for which the re-leasing assumptions were less favourable than the terms of the then existing leases.

12 Granite REIT 2017 Second Quarter Report

Loss on Sale of Investment Properties

The loss on sale of investment properties of $1.0 million for the three month period ended June 30, 2016 was primarily related to the costs associated with the sale of three income-producing properties in the United States and Germany for aggregate gross proceeds of $23.0 million.

The loss on sale of investment properties of $1.4 million for the six month period ended June 30, 2016 was primarily related to the costs associated with the sale of five income-producing properties in the United States, Germany and Austria for aggregate gross proceeds of $32.0 million.

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	$ change	2017	2016	$ change

Foreign operations	$1.2	$1.4	(0.2)	$2.6	$2.4	0.2
Withholding taxes	0.6	0.3	0.3	1.0	0.3	0.7
Related to sale of investment property	—	1.7	(1.7)	—	0.7	(0.7)
Other	0.5	0.2	0.3	0.9	0.2	0.7

Current tax expense	2.3	3.6	(1.3)	4.5	3.6	0.9
Deferred tax expense	5.2	5.3	(0.1)	6.6	13.4	(6.8)

Income tax expense	$7.5	$8.9	(1.4)	$11.1	$17.0	(5.9)

For the three months ended June 30, 2017, the Trust incurred lower current tax expense due to the disposition of a property in the second quarter of 2016 resulting in a $1.7 million current tax expense in that period. The Trust incurred more withholding tax expense in the second quarter of 2017 due to higher inter-company dividends received from its foreign operations.

For the six months ended June 30, 2017, the Trust incurred higher current tax expense due to an increase in inter-company dividends received from its foreign operations. In addition, the disposition of a property and the settlement of tax audits in the first quarter of 2016 resulted in a $1.4 million current tax recovery in the six month period ended June 30, 2016. The decline in deferred tax expense for the six months ended June 30, 2017 was primarily related to the reduction of fair value gains and the decline in timing differences associated with tax depreciation in jurisdictions in which deferred taxes are recorded.

Net Income and Net Income Attributable to Stapled Unitholders

For the three month period ended June 30, 2017, net income was $42.8 million compared to $57.5 million in the prior year period. The $14.7 million net decrease was primarily due to an $8.8 million decrease in net fair value gains on investment properties and a $5.9 million expense resulting from the proxy contest that preceded the June 2017 annual general meeting.

For the six month period ended June 30, 2017, net income was $73.1 million compared to $100.9 million in the prior year period. The $27.8 million net decrease was primarily due to the $5.9 million increase related to the incremental expenses resulting from the proxy contest noted previously, and a $24.8 million decrease

Granite REIT 2017 Second Quarter Report 13

in net fair value gains on investment properties, partially offset by a corresponding decrease in deferred income tax expense.

Net income attributable to stapled unitholders for the three month periods ended June 30, 2017 and 2016 was $42.9 million and $57.2 million, respectively. The non-controlling interests' share of net loss and income for the second quarters of 2017 and 2016, respectively, was less than $0.1 million and $0.3 million.

Net income attributable to stapled unitholders for the six month periods ended June 30, 2017 and 2016 was $73.1 million and $99.6 million, respectively. The non-controlling interests' share of net loss and income for the six month periods ended June 30, 2017 and 2016, respectively, was less than $0.1 million and $1.3 million. The decrease in the non-controlling interests' share of net income or loss is attributed to the Trust's purchase of the remaining interests in four subsidiaries from third parties in November 2016.

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and six months ended June 30, 2017 and 2016 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit information)
		2017	2016	2017	2016

Net income attributable to stapled unitholders		$42.9	$57.2	$73.1	$99.6
Add (deduct):
Fair value gains on investment properties, net		(17.2)	(26.0)	(9.9)	(34.7)
Fair value losses (gains) on financial instruments		0.7	0.7	1.4	(0.2)
Loss on sale of investment properties		—	1.0	—	1.4
Current income tax expense associated with the sale of investment properties		—	1.7	—	0.7
Deferred income tax expense		5.2	5.3	6.6	13.4
Non-controlling interests relating to the above		—	—	—	1.1

FFO	[A]	$31.6	$39.9	$71.2	$81.3
Add (deduct):
Maintenance or improvement capital expenditures		(0.3)	(0.4)	(0.8)	(0.8)
Leasing commissions paid		—	(1.5)	(0.1)	(2.1)
Tenant incentives paid		(0.3)	(0.2)	(0.5)	(0.4)
Tenant incentive amortization		1.4	1.2	2.7	2.5
Straight-line rent amortization		0.1	(1.1)	0.3	(1.0)
Non-controlling interests relating to the above		—	0.2	—	0.3

AFFO	[B]	$32.5	$38.1	$72.8	$79.8

Per unit amounts:
Basic and Diluted FFO per stapled unit	[A]/[C]and[A]/[D]	$0.67	$0.85	$1.51	$1.73
Basic and Diluted AFFO per stapled unit	[B]/[C]and[B]/[D]	$0.69	$0.81	$1.54	$1.70
Basic number of stapled units outstanding	[C]	47.1	47.1	47.1	47.0
Diluted number of stapled units outstanding	[D]	47.2	47.1	47.2	47.1

14 Granite REIT 2017 Second Quarter Report

Funds From Operations

FFO for the three month period ended June 30, 2017 was $31.6 million ($0.67 per unit) compared to $39.9 million ($0.85 per unit) in the prior year period. The $8.3 million ($0.18 per unit) decrease in FFO is summarized below:

Change in FFO

(1)
Excludes current tax expense of $1.7 million associated with the sale of investment properties in 2016.

Excluding the proxy contest expense of $5.9 million incurred in the second quarter of 2017, FFO would have been $37.5 million ($0.79 per unit) compared to $39.9 million ($0.85 per unit) in the prior year period.

FFO for the six month period ended June 30, 2017 was $71.2 million ($1.51 per unit) compared to $81.3 million ($1.73 per unit) in the prior year period. The $10.1 million ($0.21 per unit) decrease in FFO is summarized below:

Change in FFO

(1)
Excludes current tax expense of $0.7 million associated with the sale of investment properties in 2016.
Granite REIT 2017 Second Quarter Report 15

Excluding the proxy contest expense of $5.9 million incurred in the second quarter of 2017, FFO would have been $77.1 million ($1.63 per unit) in the six month period ended June 30, 2017 compared to $81.3 million ($1.73 per unit) in the prior year period.

Adjusted Funds From Operations

AFFO for the three month period ended June 30, 2017 was $32.5 million ($0.69 per unit) compared to $38.1 million ($0.81 per unit) in the prior year period. The net $5.6 million decrease in AFFO was due to the $8.3 million decrease in FFO, as noted previously, partially offset by a $1.5 million decrease in leasing commissions paid and a $1.2 million decrease in straight-line rent amortization, both of which primarily related to the lease-up of two developed properties in the United States in 2016. Excluding the proxy contest expense of $5.9 million, AFFO for the three months ended June 30, 2017 would have been $38.4 million ($0.81 per unit) compared to $38.1 million ($0.81 per unit) in the prior year period.

AFFO for the six month period ended June 30, 2017 was $72.8 million ($1.54 per unit) compared to $79.8 million ($1.70 per unit) in the prior year period. The net $7.0 million decrease in AFFO was due to the $10.1 million decrease in FFO, as noted above, partially offset by a $2.0 million reduction in leasing commissions paid and a $1.3 million decrease in straight-line rent amortization, both primarily related to the lease-up of two developed properties in the United States in 2016. Excluding the proxy contest expense of $5.9 million, AFFO would have been $78.7 million ($1.67 per unit) in the six month period ended June 30, 2017 compared to $79.8 million ($1.70 per unit) in the prior year period.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing properties can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last four years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. Land held for development includes a 16 acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space. Construction is expected to commence once Granite's pre-leasing objectives are achieved. Land held for development also includes a 29 acre site located in Plainfield, Indiana which is being held for future development and could provide for up to 0.5 million square feet of logistics-industrial space.

16 Granite REIT 2017 Second Quarter Report

Summary attributes of the investment properties at June 30, 2017 and December 31, 2016 were as follows:

Investment Properties Summary

(in millions, except as noted)
As at June 30 and December 31,	2017	2016

Investment properties — fair value	$2,758.0	$2,653.1
Income-producing properties	2,751.1	2,646.3
Land held for development	6.9	6.8
Overall capitalization rate	8.0%	8.0%
Number of properties	94	94
Income-producing properties	92	92
Land held for development	2	2
Property metrics
GLA, square feet	30.2	29.6
Occupancy, by GLA	98.1%	99.4%
Weighted average lease term, in years by square footage	6.7	7.0
Total number of tenants	34	35
Magna as a percentage of GLA	70%	71%
Magna as a percentage of revenue for the trailing 12-month period ended(1)	76%	76%

(1)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite is no longer using.

The fair value of the investment properties by asset class as at June 30, 2017 and December 31, 2016 was as follows:

Fair Value of Investment Properties by Asset Class

June 30, 2017	December 31, 2016

Note — number of properties denoted in parentheses

Granite REIT 2017 Second Quarter Report 17

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at June 30, 2017 and December 31, 2016 was as follows:

Fair Value of Investment Properties by Geography

June 30, 2017	December 31, 2016

Note — number of properties denoted in parentheses

The change in the fair value of investment properties by asset class during the six months ended June 30, 2017 was as follows:

Change in Fair Value of Investment Properties by Asset Class

	January 1, 2017	Fair value gains (losses)	Capital expenditures	Foreign exchange gains (losses)	Other changes	June 30, 2017

Modern warehouse facilities	$600.0	8.1	—	(0.7)	1.2	$608.6
Multi-purpose facilities	696.3	(5.6)	0.8	6.3	(1.0)	696.8
Special purpose properties	1,350.0	7.4	70.8	19.7	(2.2)	1,445.7

Income-Producing Properties	2,646.3	9.9	71.6	25.3	(2.0)	2,751.1
Land Held For Development	6.8	—	—	0.1	—	6.9

	$2,653.1	$9.9	$71.6	$25.4	$(2.0)	$2,758.0

18 Granite REIT 2017 Second Quarter Report

During the six months ended June 30, 2017, the fair value of investment properties increased by $104.9 million, primarily due to:

  •
  fair value gains of $9.9 million which were attributable to i) a compression in discount and terminal capitalization rates for certain modern warehouse properties located in the United States and Germany and ii) favourable changes in leasing assumptions for certain special purpose properties in Canada and the United States related to the long-term contractual lease terms and certainty of cash flows. The compression in discount and terminal capitalization rates for certain modern warehouse properties resulted from market demand which led to improved asset pricing. These factors contributing to the fair value gains in the six month period ended June 30, 2017 were partially offset by the unfavourable changes in leasing assumptions relating to market rent decreases and re-leasing and renewal activities as well as capital expenditure assumptions for certain multi-purpose properties in Canada and the United States;

  •
  capital expenditures of $71.6 million, of which $70.8 million related to the building expansions at two special purpose properties in the United States purchased from Magna. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are geared toward generating new investment streams and/or increasing the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property; and

  •
  foreign exchange gains of $25.4 million, which included $50.5 million of foreign exchange gains from the relative weakening of the Canadian dollar against the euro, partially offset by foreign exchange losses of $26.8 million resulting from the strengthening of the Canadian dollar against the US dollar.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the six month period ended June 30, 2017. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 3 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2017. In addition, valuation metrics for Granite's investment properties by asset class as at June 30, 2017 and December 31, 2016 were as follows:

Granite REIT 2017 Second Quarter Report 19

Valuation Metrics by Investment Property Asset Class

Weighted Average(1)
	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties
As at June 30 and December 31,							Total
	2017	2016	2017	2016	2017	2016	2017	2016

Overall capitalization rate(2)	6.30%	6.54%	9.54%	9.38%	8.03%	8.03%	8.02%	8.03%
Terminal capitalization rate	6.61%	6.63%	7.85%	7.85%	8.22%	8.22%	7.76%	7.74%
Discount rate	7.08%	7.14%	8.33%	8.31%	7.83%	7.82%	7.79%	7.80%

(1)
Weighted based on investment property fair value.
(2)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of investment properties and NAV per unit to changes in the overall capitalization rate, terminal capitalization rate and discount rate at June 30, 2017 is presented below:

Sensitivity Analysis of Fair Value of Investment Properties

	Overall capitalization rate		Terminal capitalization rate		Discount rate
Rate Sensitivity	Fair value	NAV/unit(1)	Fair value	NAV/unit(1)	Fair Value	NAV/unit(1)

+50 bps	2,606.1	44.91	2,675.9	46.39	2,665.7	46.17
+25 bps	2,692.2	46.73	2,715.6	47.23	2,711.3	47.14

Base rate	$2,758.0	$48.10	$2,758.0	$48.10	$2,758.0	$48.10

–25 bps	2,887.2	50.87	2,803.3	49.09	2,805.7	49.14
–50 bps	3,000.6	53.27	2,852.1	50.12	2,854.5	50.17

(1)
Represents NAV per unit before deferred taxes.

Leasing Profile

Magna, Granite's Largest Tenant

At June 30, 2017, Magna was the tenant at 62 (December 2016 — 63) of Granite's income-producing properties and comprised 76% (December 2016 — 76%) of Granite's trailing 12-month revenues and 70% (December 2016 — 71%) of Granite's GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody's Investor Service, A- with a stable outlook by Standard & Poor's and A(low) with a stable outlook by DBRS Limited. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including producing body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

20 Granite REIT 2017 Second Quarter Report

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases. Granite's properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company, however, Magna International Inc. is the tenant under certain of Granite's leases. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, Granite has 33 other tenants from various industries which in aggregate comprised 24% of revenues for the trailing 12-month period ended June 30, 2017. Of these tenants, each individually made up less than 3% of the Trust's revenue during the trailing 12-month period ended June 30, 2017.

Granite REIT 2017 Second Quarter Report 21

Lease Expiration

As at June 30, 2017, Granite's portfolio had a weighted average lease term by square footage of 6.7 years (December 31, 2016 — 7.0 years) with lease expiries by GLA (in thousands of square feet) and the related trailing 12-month revenue excluding tenant recoveries ("TTM Revenue" in millions) as set out in the table below:

Lease Expiration Summary

		Vacancies(1)	2017(2)		2018		2019		2020		2021		2022		2023 and Beyond
	Total GLA	Sq Ft	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $

Canada	7,726	—	—	0.3	1,564	8.2	435	2.4	1,033	6.9	316	2.9	736	8.1	3,642	30.5
United States	9,015	393	—	—	989	5.6	166	1.3	226	1.4	87	0.7	1,233	5.6	5,921	42.4
Austria	8,091	—	—	—	655	2.9	392	3.6	—	—	389	2.6	802	9.1	5,853	41.2
Germany	3,151	—	300	1.7	292	2.0	303	1.6	195	1.5	308	2.4	283	2.0	1,470	10.3
Netherlands	1,441	—	—	—	314	2.0	500	3.1	627	4.4	—	—	—	—	—	—
Other	751	165	—	—	90	0.8	136	0.6	—	—	360	3.0	—	—	—	—

Total	30,175	558	300	2.0	3,904	21.5	1,932	12.6	2,081	14.2	1,460	11.6	3,054	24.8	16,886	124.4

% of portfolio:
* by sq ft	100%	1.9%	1.0%		12.9%		6.4%		6.9%		4.8%		10.1%		56.0%
* by TTM	100%			1.0%		10.2%		6.0%		6.7%		5.5%		11.7%		58.9%

(1)Vacancies

  •
  On March 31, 2017, as a result of a lease expiry, Magna vacated a 0.3 million square foot income-producing property in Michigan, United States. The TTM Revenue for this property was $4.7 million as at June 30, 2017.

  •
  A non-Magna tenant terminated its lease for 0.1 million square feet of leasable space at a property in New Jersey, United States in connection with its bankruptcy proceedings. The lease was to expire in 2019 and the TTM Revenue was $0.4 million at June 30, 2017.

(2)2017 Expiries

  •
  Magna did not renew a lease expiring on December 31, 2017 for vacant land in Ontario, Canada. The TTM Revenue for this property was $0.3 million as at June 30, 2017.

  •
  As a result of a lease expiry, Magna vacated a 0.3 million square foot income-producing property in Altbach, Germany in the third quarter of 2017. The TTM Revenue for this property was $1.7 million as at June 30, 2017.

Leasing Activity

Other Renewals, Extensions and Non-renewals

Leasing activity through August 2, 2017 related to space expiring beyond 2017 included the following:

  •
  Magna did not renew a lease expiring on January 31, 2018 for a 0.1 million square foot income-producing property in Canada. The TTM Revenue for this property was $0.8 million as at June 30, 2017.
22 Granite REIT 2017 Second Quarter Report

  •
  A lease expiring in 2018 for a 0.3 million square foot property in the Netherlands was not extended; however, lease negotiations with the non-Magna tenant are continuing. The TTM revenue for this property was $2.0 million at June 30, 2017.

  •
  Two leases were executed with non-Magna tenants for an aggregate of 0.1 million square feet of leasable space at the developed property in Poland. The leases have terms of three and five years.

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three and six month periods ended June 30, 2017, the Trust incurred leasing costs and lease incentives of $0.2 million and $0.6 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $446.3 million as at June 30, 2017 compared to $496.0 million at December 31, 2016, as summarized below:

Sources of Available Liquidity

As at June 30 and December 31,	2017	2016

Cash and cash equivalents	$196.5	$246.2
Unused portion of credit facility(1)	249.8	249.8

Available liquidity	$446.3	$496.0

Unencumbered assets(2)	$2,758.0	$2,653.1

(1)
See "Debt Structure — Credit Facility".
(2)
Unencumbered assets represent the carrying value of investment properties that are not encumbered by secured debt.

Additional sources of liquidity available to Granite include cash flow generated from operations and, if necessary, financing that may be obtained on its unencumbered assets.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) short-term financing available from the credit facility and/or (iv) the issuance of unsecured debentures or equity, subject to market conditions.

Granite REIT 2017 Second Quarter Report 23

Cash Flow Components

Components of the Trust's cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	$ change	2017	2016	$ change

Cash and cash equivalents, beginning of period	$189.7	$143.4	46.3	$246.2	$119.1	127.1
Cash provided by operating activities	33.8	40.4	(6.6)	80.0	89.3	(9.3)
Cash provided by (used in) investing activities	(0.7)	13.4	(14.1)	(72.4)	14.1	(86.5)
Cash used in financing activities	(30.7)	(36.3)	5.6	(62.4)	(58.9)	(3.5)
Effect of exchange rate changes on cash and cash equivalents	4.4	(2.4)	6.8	5.1	(5.1)	10.2

Cash and cash equivalents, end of period	$196.5	$158.5	38.0	$196.5	$158.5	38.0

Operating Activities

In the three month period ended June 30, 2017, operating activities generated cash of $33.8 million compared to $40.4 million in the prior year period. The decrease of $6.6 million over the prior year period was primarily related to the following:

  •
  incremental expenses of $5.9 million incurred during the second quarter of 2017 related to the proxy contest as discussed previously; and

  •
  a decrease in cash provided by changes in working capital balances of $5.8 million, which was primarily related to a decrease in deferred revenue due to timing of rental receipts, in particular the receipt of July rents in June 2016 from Granite's two largest properties located in Austria, partially offset by;

  •
  a decrease in income taxes paid of $3.0 million due to the receipt of an income tax refund in the second quarter of 2017; and

  •
  a reduction in leasing commissions paid of $1.5 million.

In the six month period ended June 30, 2017, operating activities generated cash of $80.0 million compared to $89.3 million in the prior year period. The decrease of $9.3 million over the prior year period was primarily related to the following:

  •
  $5.9 million of incremental expenses related to the proxy contest as discussed previously;

  •
  an increase in income taxes paid of $2.8 million, primarily due to the receipt of a recovery from a favourable outcome of an income tax audit in the prior year period; and

  •
  a decrease in cash provided by changes in working capital balances of $4.5 million, mostly related to a decrease in accounts payable and accrued liabilities due to unit-based compensation payments made to former directors/trustees, offset by accruals relating to the proxy contest, and a decrease in
24 Granite REIT 2017 Second Quarter Report

    deferred revenue due to timing of rental receipts primarily from Granite's two largest properties located in Austria as noted above, partially offset by;

  •
  a reduction in leasing commissions paid of $2.0 million; and

  •
  a reduction in interest paid of $0.9 million due to the repayment in November 2016 of the mortgages and construction loans, the interest on which was paid monthly.

Investing Activities

Investing activities for the three month period ended June 30, 2017 used cash of $0.7 million and comprised the purchase of investment property capital expenditures, which included building and parking lot improvements, and fixed asset additions. Investing activities for the three month period ended June 30, 2016 generated cash of $13.4 million, which primarily consisted of net proceeds of $22.0 million from the disposal of three income-producing properties during the quarter, partially offset by investment property capital expenditures of $8.7 million primarily related to the development property in Poland and tenant improvements to two developed properties in the United States.

Investing activities for the six month period ended June 30, 2017 used cash of $72.4 million of which $70.8 million related to the purchase of expansion capital expenditures for additions constructed at two special purpose properties in the United States. Investing activities for the six month period ended June 30, 2016 generated cash of $14.1 million. The major components included $30.7 million of net proceeds received from the disposition of five income-producing properties, partially offset by $16.5 million of investment property capital expenditures primarily related to development or expansion for properties in Poland and the United States.

Financing Activities

Cash used in financing activities for the three month period ended June 30, 2017 of $30.7 million related to distribution payments. For the three month period ended June 30, 2016, financing activities used cash of $36.3 million which primarily related to distributions paid of $28.7 million, $11.6 million of repayments of US dollar denominated bank indebtedness and $0.3 million of repayments of US dollar secured long-term debt, partially offset by $4.3 million of proceeds from secured long-term debt borrowings to fund tenant improvement expenditures incurred at properties in the United States.

Cash used in financing activities for the six month period ended June 30, 2017 of $62.4 million comprised distribution payments of $61.4 million and $1.0 million of financing costs paid largely in connection with the debenture issuance in December 2016. For the six month period ended June 30, 2016, financing activities used cash of $58.9 million which largely comprised distribution payments of $55.7 million and $11.6 million of US dollar denominated bank indebtedness repayments, partially offset by $9.3 million of US dollar secured long-term debt borrowings used to fund tenant improvement expenditures at the two developed properties in the United States which were leased to non-Magna tenants.

Granite REIT 2017 Second Quarter Report 25

Debt Structure

Granite's debt structure and key debt metrics as at June 30, 2017 and December 31, 2016 were as follows:

Summary Debt Structure and Debt Metrics

As at June 30 and December 31,		2017	2016

Unsecured debentures, net		$647.0	$646.8
Cross currency interest rate swaps, net		35.7	10.6

Total debt	[A]	682.7	657.4
Less: cash and cash equivalents		196.5	246.2

Net debt	[B]	$486.2	$411.2

Investment properties, all unencumbered by secured debt	[C]	$2,758.0	$2,653.1

Adjusted EBITDA(1)	[D]	$184.5	$188.2
Trailing 12-month interest expense	[E]	$19.0	$19.6
Debt metrics
Leverage ratio(1)	[A]/[C]	25%	25%
Net leverage ratio(1)	[B]/[C]	18%	15%
Interest coverage ratio(1)	[D]/[E]	9.7x	9.6x
Unencumbered asset coverage ratio(1)	[C]/[A]	4.0x	4.0x
Indebtedness ratio(1)	[A]/[D]	3.7x	3.5x
Weighted average cost of debt		2.53%	2.53%
Weighted average debt term-to-maturity, in years		5.5	6.0
Ratings and outlook
DBRS		BBB stable	BBB stable
Moody's		Baa2 stable	Baa2 stable

(1)
Represents a non-IFRS measure. For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

Unsecured Debentures and Cross Currency Interest Rate Swaps

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures"). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At June 30, 2017, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $397.9 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at June 30, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $25.1 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of

26 Granite REIT 2017 Second Quarter Report

the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At June 30, 2017, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.1 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at June 30, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $10.6 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2019. The credit facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At June 30, 2017, the Trust had $0.2 million in letters of credit issued against the credit facility and no amounts drawn.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At June 30, 2017, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite's unsecured debentures and credit facility agreements contain certain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at June 30, 2017, Granite was in compliance with all of these covenants.

Credit Ratings

On April 18, 2017, Moody's Investors Service, Inc. ("Moody's") confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On issuance of the 2023 Debentures in December 2016, DBRS Limited ("DBRS") assigned a credit rating of BBB with a stable trend to the 2023 Debentures. On May 26, 2016, DBRS confirmed the BBB rating on the 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders' Equity

Outstanding Stapled Units

As at the date of this MD&A, the Trust had 47,144,336 stapled units issued and outstanding.

Distributions

Granite REIT's monthly distribution to unitholders is currently 21.7 cents per stapled unit. For 2017, based on this current monthly rate, Granite expects to make total annual distributions of $2.60 per stapled unit. Distributions declared to stapled unitholders in the three month periods ended June 30, 2017 and 2016

Granite REIT 2017 Second Quarter Report 27

were $30.7 million or 65.1 cents per stapled unit and $28.7 million or 60.9 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the six months ended June 30, 2017 and 2016 were $61.4 million or $1.30 per stapled unit and $56.3 million or $1.20 per stapled unit, respectively. On July 17, 2017, a monthly distribution of $10.2 million or 21.7 cents per stapled unit was declared and is due to be paid on August 15, 2017.

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Net income	$42.8	$57.5	$73.1	$100.9

Cash flows provided by operating activities	33.8	40.4	80.0	89.3
Distributions paid and payable	(30.7)	(28.7)	(61.4)	(56.3)

Cash flows from operating activities in excess of distributions paid and payable	$3.1	$11.7	$18.6	$33.0

Distributions for the three and six month periods ended June 30, 2017 and 2016 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect distributions.

28 Granite REIT 2017 Second Quarter Report

Net Asset Value

NAV both before and after deferred taxes as at June 30, 2017 and December 31, 2016 was as follows:

Net Asset Value Summary

(in millions, except per unit amounts) As at June 30 and December 31,			2017		2016

Investment properties			$2,758.0		$2,653.1
Cash and cash equivalents			196.5		246.2
Less: total debt(1)			682.7		657.4
non-controlling interests			1.6		1.5

NAV before deferred taxes(2)	[A]		2,270.2		2,240.4
Less: deferred taxes, net			240.5		231.9

NAV after deferred taxes(2)	[B]		$2,029.7		$2,008.5

NAV per unit, before deferred taxes(2)	[A]/[C]		$48.10		$47.57
NAV per unit, after deferred taxes(2)	[B]/[C]		$43.00		$42.64
Diluted number of units outstanding	[C]		47.2		47.1
Stapled unitholders' equity			$1,962.7		$1,948.2
Trading market closing price:
TSX: GRT.UN			$51.29		$44.83
NYSE: GRP.U		US	$39.84	US	$33.44

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure".
(2)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

NAV before and after deferred taxes remained consistent at June 30, 2017 compared to December 31, 2016. The Trust has historically sought opportunities to create value for unitholders which included the acquisition of properties, property development, capital improvements to Granite's existing portfolio and the sale of non-core properties. The Trust will continue to explore and pursue acquisition and development opportunities that will be accretive to NAV over the long-term.

Normal Course Issuer Bid

On May 11, 2017, Granite announced the acceptance by the TSX of Granite's Notice of Intention to Make a Normal Course Issuer Bid (see "SIGNIFICANT MATTERS — Normal Course Issuer Bid").

Granite REIT 2017 Second Quarter Report 29

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At June 30, 2017, the Trust had contractual commitments related to construction and development projects amounting to approximately $1.0 million, which are expected to be completed during the remainder of 2017 and funded by cash from operations. At June 30, 2017, the Trust also had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.4
Later than 1 year and not later than 5 years	1.8
Later than 5 years	—

$2.2

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 4, 6, 13 and 15 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2017.

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

30 Granite REIT 2017 Second Quarter Report

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and is further adjusted for maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of AFFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

FFO and AFFO payout ratios

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO in a period. The AFFO payout ratio is calculated as distributions declared to unitholders divided by AFFO in a period. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)		2017	2016	2017	2016

Distributions declared to unitholders	[A]	$30.7	$28.7	$61.4	$56.3
FFO		31.6	39.9	71.2	81.3
Add: Proxy contest expenses		5.9	—	5.9	—

FFO adjusted for proxy contest expenses	[B]	$37.5	$39.9	$77.1	$81.3
AFFO		32.5	38.1	72.8	79.8
Add: Proxy contest expenses		5.9	—	5.9	—

AFFO adjusted for proxy contest expenses	[C]	$38.4	$38.1	$78.7	$79.8
FFO payout ratio	[A]/[B]	82%	72%	80%	69%
AFFO payout ratio	[A]/[C]	80%	75%	78%	71%

Net operating income

NOI is defined as rental revenue and tenant recoveries less property operating costs. Granite also uses NOI on a cash basis, which adjusts NOI for straight-line rent and tenant incentives amortization recognized during the period (see "RESULTS OF OPERATIONS — Net Operating Income"). These are widely used measures by the real estate industry and Granite believes that NOI and NOI — cash basis are useful supplementary measures of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is revenue. Such measures are also key inputs in Granite's determination of the fair value of its investment property portfolio.

Granite REIT 2017 Second Quarter Report 31

Net asset value, before and after deferred taxes

NAV before deferred taxes is calculated as the fair value of investment properties less total debt and non-controlling interests net of cash and cash equivalents. NAV after deferred taxes is defined as the fair value of investment properties less total debt, non-controlling interests and deferred taxes net of cash and cash equivalents. Total debt consists of the Trust's unsecured debentures and cross currency interest rate swaps (see "LIQUIDITY and CAPITAL RESOURCES — Unitholders' Equity — Net Asset Value"). Granite believes NAV before deferred taxes and NAV after deferred taxes are useful supplemental measures of the Trust's residual equity available to stapled unitholders that can be compared to the Trust's publicly traded value in order to measure the extent of a trading premium or discount, in addition to the most comparable IFRS measure which Granite believes is total stapled unitholders' equity.

Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is calculated as net income before interest expense, income tax expense, depreciation and amortization expense, early redemption costs of unsecured debentures, proxy contest expenses, fair value gains (losses) on investment properties and financial instruments and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. This measure is also defined in Granite's debt agreements and used in calculating the Trust's debt covenants.

For the 12-months ended June 30 and December 31,	2017	2016

Net income	$252.9	$280.7
Add (deduct):
Interest expense and other financing costs, net	19.0	19.6
Income tax expense	41.6	47.6
Depreciation and amortization	0.6	0.7
Fair value gains on investment properties, net	(151.1)	(175.9)
Fair value losses on financial instruments	2.7	1.2
Loss on sale of investment properties	1.0	2.4
Early redemption costs of unsecured debentures	11.9	11.9
Proxy contest expenses	5.9	—

Adjusted EBITDA	$184.5	$188.2

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust's ability to meet its interest expense obligations (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust's ability to repay outstanding debt using its operating cash flows (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the

32 Granite REIT 2017 Second Quarter Report

Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2016. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2016. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Granite REIT 2017 Second Quarter Report 33

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the six month period ended June 30, 2017. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2017 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

34 Granite REIT 2017 Second Quarter Report

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the accompanying condensed combined financial statements for the three and six month periods ended June 30, 2017 are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2016.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the three and six month periods ended June 30, 2017 are described below. Granite intends to adopt these standards when they become effective.

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is evaluating the impact of adopting this standard on its combined financial statements. Based on a preliminary assessment of the standard, Granite does not believe there will be a significant impact on the combined financial statements. The Trust is expected to complete its evaluation in the third quarter of 2017.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is evaluating the impact of adopting this standard on its combined financial statements. Based on a preliminary assessment of the standard, Granite does not believe there will be a significant impact on the combined financial statements. The Trust is expected to complete its evaluation in the third quarter of 2017.

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land which is leased.

Granite REIT 2017 Second Quarter Report 35

Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria. A right-of-use asset addition and obligation liability will be recorded for these lease obligations as well.

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is evaluating the impact of adopting this standard on its combined financial statements. Based on a preliminary assessment of the standard, Granite does not believe there will be a significant impact on the combined financial statements. The Trust is expected to complete its evaluation in the third quarter of 2017.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the second quarter of 2017, there were no changes in the Trust's internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite's AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2016, and remain substantially unchanged in respect of the three and six month periods ended June 30, 2017.

36 Granite REIT 2017 Second Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q2'17	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15

Operating highlights
Revenue	$55.0	$55.2	$54.3	$56.3	$56.4	$56.4	$54.9	$54.9
NOI — cash basis(1)	$54.2	$54.5	$55.0	$55.0	$54.9	$55.9	$54.6	$54.4
Fair value gain (loss) on investment properties, net	$17.2	$(7.3)	$6.2	$135.0	$26.0	$8.7	$11.0	$15.3
Net income attributable to stapled unitholders	$42.9	$30.3	$29.4	$150.3	$57.2	$42.4	$45.2	$47.7
Cash provided by operating activities	$33.8	$46.2	$30.0	$40.6	$40.4	$48.9	$34.8	$45.4
FFO(1)	$31.6	$39.6	$26.2	$42.2	$39.9	$41.4	$39.5	$39.8
AFFO(1)	$32.5	$40.3	$27.8	$41.7	$38.1	$41.7	$39.1	$40.6
FFO payout ratio(1)	82%	78%	77%	68%	72%	67%	69%	68%
AFFO payout ratio(1)	80%	76%	74%	69%	75%	66%	69%	67%
Per unit amounts
Diluted FFO(1)	$0.67	$0.84	$0.56	$0.90	$0.85	$0.88	$0.84	$0.84
Diluted AFFO(1)	$0.69	$0.86	$0.59	$0.89	$0.81	$0.89	$0.83	$0.86
Cash distributions paid	$0.651	$0.651	$0.609	$0.609	$0.609	$0.576	$0.576	$0.576
Financial highlights
Investment properties	$2,758.0	$2,717.6	$2,653.1	$2,674.5	$2,511.3	$2,534.8	$2,592.4	$2,542.5
Cash and cash equivalents	$196.5	$189.7	$246.2	$175.2	$158.5	$143.4	$119.2	$139.6
Total debt	$682.7	$650.5	$657.4	$572.0	$561.8	$582.3	$589.3	$605.9
NAV before deferred taxes(1)	$2,270.2	$2,255.2	$2,240.4	$2,267.5	$2,097.7	$2,085.9	$2,112.5	$2,066.9
Diluted weighted average units outstanding	47.2	47.1	47.1	47.1	47.1	47.0	47.0	47.1
Property metrics
Number of income-producing properties	92	92	92	92	94	96	98	98
GLA, square feet	30.2	30.1	29.6	29.5	29.9	30.4	30.5	30.5
Occupancy, by GLA	98.1%	98.4%	99.4%	99.1%	99.1%	98.9%	97.0%	94.9%
Weighted average lease term, years	6.7	6.9	7.0	7.2	5.4	4.7	4.7	4.7

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

The quarterly financial data reflects fluctuations in revenue, FFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

  •
  Q2'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $5.9 million proxy contest expenses as this cost is unusual and can be a source of variance between periods.

  •
  Q4'16 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio
Granite REIT 2017 Second Quarter Report 37

    excludes the $11.9 million early redemption expense as this cost is unusual and can be a source of variance between periods.

  •
  Q3'16 — Fair value gain on investment properties included the positive changes to leasing assumptions, which generally resulted in increased certainty and the extension of contractual cash flows, relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, concluded with Magna.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the ability of Granite to find satisfactory acquisition, joint venture and development opportunities, Granite's ability to dispose of any non-core assets on satisfactory terms, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities, the reduction in general and administrative costs (excluding the impact of fair value remeasurement adjustments) and the expected amount of any distributions can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analysis made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

38 Granite REIT 2017 Second Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and six months ended June 30, 2017 and 2016

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	June 30, 2017	December 31, 2016

ASSETS
Non-current assets:
Investment properties	3	$2,757,955	$2,653,095
Deferred tax assets		5,318	6,399
Fixed assets, net		831	775
Other assets		812	714

		2,764,916	2,660,983
Current assets:
Accounts receivable		1,466	1,066
Income taxes receivable		287	381
Prepaid expenses and other	7	933	2,434
Restricted cash		563	563
Cash and cash equivalents	12(d)	196,472	246,215

Total assets		$2,964,637	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	4	$647,034	$646,768
Cross currency interest rate swaps	4	35,707	10,641
Deferred tax liabilities		245,834	238,251
Other liability	5	—	7,777

		928,575	903,437
Current liabilities:
Other liability	5	8,474	—
Deferred revenue	7	9,504	5,489
Accounts payable and accrued liabilities	7	29,216	31,465
Distributions payable	8	10,230	10,226
Income taxes payable		14,335	11,289

Total liabilities		1,000,334	961,906

Equity:
Stapled unitholders' equity	9	1,962,678	1,948,207
Non-controlling interests		1,625	1,529

Total equity		1,964,303	1,949,736

Total liabilities and equity		$2,964,637	$2,911,642

Commitments and contingencies (note 15)
See accompanying notes

40 Granite REIT 2017 Second Quarter Report

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016

Rental revenue and tenant recoveries		$54,991	$56,387	$110,143	$112,764
Property operating costs	10(a)	2,270	1,646	4,512	3,689
General and administrative expenses	10(b)	7,587	6,998	13,741	13,922
Proxy contest expenses	10(c)	5,866	—	5,866	—
Depreciation and amortization		77	176	244	355
Interest expense and other financing costs, net	10(d)	4,735	4,887	9,379	9,939
Foreign exchange losses, net		566	619	746	434
Fair value gains on investment properties, net	3	(17,191)	(26,034)	(9,875)	(34,748)
Fair value losses (gains) on financial instruments	10(e)	715	682	1,365	(167)
Loss on sale of investment properties		—	1,035	—	1,374

Income before income taxes		50,366	66,378	84,165	117,966
Income tax expense	11	7,540	8,854	11,057	17,043

Net income		$42,826	$57,524	$73,108	$100,923

Net income attributable to:
Stapled unitholders		$42,862	$57,179	$73,124	$99,604
Non-controlling interests		(36)	345	(16)	1,319

		$42,826	$57,524	$73,108	$100,923

See accompanying notes

Granite REIT 2017 Second Quarter Report 41

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016

Net income		$42,826	$57,524	$73,108	$100,923
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		24,758	(30,335)	27,277	(85,690)
Fair value gain (loss) on cross currency interest rate swaps(1)	4(b)	(31,839)	13,173	(25,403)	17,836
Net foreign exchange gain on net investment hedge, includes income taxes of nil(1)		—	82	—	1,299

Total other comprehensive income (loss)		(7,081)	(17,080)	1,874	(66,555)

Comprehensive income		$35,745	$40,444	$74,982	$34,368

(1)
Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders	$35,676	$40,100	$74,876	$33,610
Non-controlling interests	69	344	106	758

Comprehensive income	$35,745	$40,444	$74,982	$34,368

See accompanying notes

42 Granite REIT 2017 Second Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Six Months Ended June 30, 2017	Number of units (000s)	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2017	47,123	$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736
Net income	—	—	—	73,124	—	73,124	(16)	73,108
Other comprehensive income	—	—	—	—	1,752	1,752	122	1,874
Distributions	—	—	—	(61,373)	—	(61,373)	(10)	(61,383)
Units issued under the stapled unit plan	22	977	—	—	—	977	—	977
Units redeemed	(1)	(9)	—	—	—	(9)	—	(9)

As at June 30, 2017	47,144	$2,129,346	$61,425	$(383,579)	$155,486	$1,962,678	$1,625	$1,964,303

Six Months Ended June 30, 2016	Number of units (000s)	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2016	47,017	$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787
Net income	—	—	—	99,604	—	99,604	1,319	100,923
Other comprehensive loss	—	—	—	—	(65,994)	(65,994)	(561)	(66,555)
Distributions	—	—	—	(56,278)	—	(56,278)	(252)	(56,530)
Units issued under the stapled unit plan	56	2,097	—	—	—	2,097	—	2,097

As at June 30, 2016	47,073	$2,126,295	$61,425	$(513,766)	$154,506	$1,828,460	$10,262	$1,838,722

See accompanying notes

Granite REIT 2017 Second Quarter Report 43

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016

OPERATING ACTIVITIES
Net income		$42,826	$57,524	$73,108	$100,923
Items not involving current cash flows	12(a)	(7,545)	(18,385)	4,743	(17,813)
Leasing commissions paid		—	(1,513)	(83)	(2,123)
Tenant incentives paid		(343)	(233)	(506)	(380)
Current income tax expense	11(a)	2,297	3,568	4,450	3,578
Income taxes recovered (paid)		1,353	(1,653)	(1,783)	987
Interest expense		4,443	4,495	8,703	9,222
Interest paid		(4,738)	(4,686)	(8,162)	(9,093)
Changes in working capital balances	12(b)	(4,508)	1,315	(521)	4,002

Cash provided by operating activities		33,785	40,432	79,949	89,303

INVESTING ACTIVITIES
Investment properties:
Proceeds from disposals, net		—	22,027	—	30,663
Capital expenditures
— Maintenance or improvements		(267)	(380)	(831)	(844)
— Developments or expansions		(239)	(8,329)	(71,247)	(15,673)
Fixed asset additions		(186)	(3)	(307)	(24)
Decrease (increase) in other assets		—	57	—	(58)

Cash provided by (used in) investing activities		(692)	13,372	(72,385)	14,064

FINANCING ACTIVITIES
Distributions paid		(30,691)	(28,667)	(61,368)	(55,749)
Proceeds from secured long-term debt		—	4,340	—	9,256
Repayments of secured long-term debt		—	(279)	—	(575)
Repayments of bank indebtedness		—	(11,572)	—	(11,572)
Financing costs paid		—	—	(1,000)	(25)
Distributions to non-controlling interests		(10)	(81)	(10)	(252)
Redemption of stapled units		—	—	(9)	—

Cash used in financing activities		(30,701)	(36,259)	(62,387)	(58,917)

Effect of exchange rate changes on cash and cash equivalents		4,399	(2,436)	5,080	(5,097)

Net increase (decrease) in cash and cash equivalents during the period		6,791	15,109	(49,743)	39,353
Cash and cash equivalents, beginning of period		189,681	143,399	246,215	119,155

Cash and cash equivalents, end of period	12(d)	$196,472	$158,508	$196,472	$158,508

See accompanying notes

44 Granite REIT 2017 Second Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(All amounts as at June 30, 2017 and December 31, 2016 and for the three and six month periods ended June 30, 2017 and 2016 are unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, in addition to tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on August 2, 2017.

2. SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three and six month periods ended June 30, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, prepared in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2016.

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

Granite REIT 2017 Second Quarter Report 45

(c)
Accounting Policies

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2016.

(d)
Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is evaluating the impact of adopting this standard on its combined financial statements. Based on a preliminary assessment of the standard, Granite does not believe there will be a significant impact on the combined financial statements. The Trust is expected to complete its evaluation in the third quarter of 2017.

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is evaluating the impact of adopting this standard on its combined financial statements. Based on a preliminary assessment of the standard, Granite does not believe there will be a significant impact on the combined financial statements. The Trust is expected to complete its evaluation in the third quarter of 2017.

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land which is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent

46 Granite REIT 2017 Second Quarter Report

  expense associated with office space in Toronto, Canada and Vienna, Austria. A right-of-use asset addition and obligation liability will be recorded for these lease obligations as well.

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is evaluating the impact of adopting this standard on its combined financial statements. Based on a preliminary assessment of the standard, Granite does not believe there will be a significant impact on the combined financial statements. The Trust is expected to complete its evaluation in the third quarter of 2017.

3. INVESTMENT PROPERTIES

As at	June 30, 2017	December 31, 2016

Income-Producing Properties	$2,751,068	$2,646,292
Land Held For Development	6,887	6,803

	$2,757,955	$2,653,095

Changes in investment properties are shown in the following table:

	Six Months Ended June 30, 2017			Year Ended December 31, 2016
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development

Balance, beginning of period	$2,646,292	$—	$6,803	$2,576,562	$8,651	$7,173
Additions
— Capital expenditures:
Maintenance or improvements	445	—	—	2,089	—	—
Developments or expansions	71,209	—	—	8,224	5,826	—
— Completed projects	—	—	—	13,685	(13,685)	—
— Leasing commissions	387	—	—	2,058	—	—
— Tenant incentives	222	—	—	1,458	—	—
Fair value gains, net	9,875	—	—	175,924	—	—
Foreign currency translation, net	25,345	—	84	(89,096)	(792)	(370)
Disposals	—	—	—	(42,014)	—	—
Amortization of straight-line rent	(326)	—	—	371	—	—
Amortization of tenant incentives	(2,674)	—	—	(5,229)	—	—
Other changes	293	—	—	2,260	—	—

Balance, end of period	$2,751,068	$—	$6,887	$2,646,292	$—	$6,803

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on

Granite REIT 2017 Second Quarter Report 47

valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

	June 30, 2017			December 31, 2016
	Maximum	Minimum	Weighted average(1)	Maximum	Minimum	Weighted average(1)

Canada
Discount rate	8.25%	6.50%	7.16%	8.25%	6.50%	7.17%
Terminal capitalization rate	8.00%	5.75%	6.68%	8.00%	5.75%	6.68%
United States
Discount rate	11.00%	6.25%	7.87%	10.75%	6.25%	7.88%
Terminal capitalization rate	10.75%	5.75%	7.72%	11.25%	5.75%	7.69%
Germany
Discount rate	9.00%	6.50%	7.96%	9.00%	7.00%	8.03%
Terminal capitalization rate	9.50%	5.75%	8.00%	9.50%	5.75%	8.06%
Austria
Discount rate	9.00%	8.00%	8.33%	9.00%	8.00%	8.33%
Terminal capitalization rate	9.50%	8.50%	8.83%	9.50%	8.50%	8.83%
Netherlands
Discount rate	7.50%	6.70%	7.02%	7.50%	6.85%	7.09%
Terminal capitalization rate	7.30%	7.25%	7.28%	7.30%	7.15%	7.23%
Other
Discount rate	10.00%	9.25%	9.73%	10.00%	9.00%	9.69%
Terminal capitalization rate	10.50%	7.35%	9.79%	10.50%	7.35%	9.79%
Total
Discount rate	11.00%	6.25%	7.79%	10.75%	6.25%	7.80%
Terminal capitalization rate	10.75%	5.75%	7.76%	11.25%	5.75%	7.74%

(1)
Weighted based on income-producing property fair value.

Included in investment properties is $10.8 million (December 31, 2016 — $11.3 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 15).

48 Granite REIT 2017 Second Quarter Report

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases are as follows:

Not later than 1 year	$218,166
Later than 1 year and not later than 5 years	709,078
Later than 5 years	725,156

$1,652,400

4. UNSECURED DEBENTURES, NET
(a)
Unsecured debentures, net, consist of:

As at		June 30, 2017		December 31, 2016

	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding

3.788% Debentures	July 5, 2021	$249,090	$250,000	$248,979	$250,000
3.873% Debentures	November 30, 2023	397,944	400,000	397,789	400,000

		$647,034	$650,000	$646,768	$650,000

(b)
Cross currency interest rate swaps consist of:

As at	June 30, 2017	December 31, 2016

Financial liability
2021 Cross Currency Interest Rate Swap — fair value	$10,622	$443
2023 Cross Currency Interest Rate Swap — fair value	25,085	10,198

	$35,707	$10,641

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million for $250.0 million on July 5, 2021.

  On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% interest payments from the debentures that mature in 2023 for euro denominated payments at a 2.43% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million for $400.0 million on November 30, 2023.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three and six month periods ended June 30, 2017, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

Granite REIT 2017 Second Quarter Report 49

5. OTHER LIABILITY

As at June 30, 2017, the other liability consists of a tenant allowance payable of $8.5 million (December 31, 2016 — $7.8 million). This tenant allowance payable of €6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The payable of €6.0 million was discounted and is being accreted to its face value through a charge to interest expense.

6. BANK INDEBTEDNESS

Effective December 11, 2014, Granite REIT Holdings Limited Partnership ("Granite LP") entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2019. At June 30, 2017, Granite LP had $0.2 million in letters of credit issued against the Credit Facility and no amounts drawn from the Credit Facility.

7. CURRENT ASSETS AND CURRENT LIABILITIES

Prepaid Expenses and Other

As at June 30, 2017, prepaid expenses and other assets primarily included unrealized gains on foreign exchange forward contracts of $0.2 million (December 31, 2016 — $1.5 million), prepaid insurance premiums of less than $0.1 million (December 31, 2016 — $0.5 million) and public entity listing fees of $0.2 million (December 31, 2016 — nil).

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

As at	June 30, 2017	December 31, 2016

Accounts payable	$6,668	$5,660
Accrued salaries, incentives and severance	2,966	5,161
Accrued interest payable	6,078	5,201
Accrued construction payable	1,499	1,922
Accrued professional fees	4,794	2,283
Accrued employee unit-based compensation	1,953	1,474
Accrued trustee/director unit-based compensation	898	6,568
Other accrued liabilities	4,360	3,196

	$29,216	$31,465

8. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended June 30, 2017 were $30.7 million (2016 — $28.7 million) or 65.1 cents per stapled unit (2016 — 60.9 cents per stapled unit). Total distributions declared to stapled unitholders in the six month period ended June 30, 2017 were $61.4 million (2016 — $56.3 million) or $1.30 per stapled unit (2016 — $1.20 per stapled unit). Distributions

50 Granite REIT 2017 Second Quarter Report

payable at June 30, 2017 of $10.2 million, representing the June 2017 distribution, were paid on July 14, 2017. On July 17, 2017, distributions of $10.2 million or 21.7 cents per stapled unit were declared and will be paid on August 15, 2017.

9. STAPLED UNITHOLDERS' EQUITY
(a)
Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. As at June 30, 2017 and December 31, 2016, there were no options outstanding.

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2017		2016
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

DSUs outstanding, January 1	147	$35.43	135	$35.51
Granted	12	48.02	14	38.82
Settled	(142)	50.81	—	—

DSUs outstanding, June 30	17	$37.21	149	$35.75

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2017		2016
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

Stapled units outstanding, January 1	82	$42.34	72	$41.03
New grants	46	45.54	26	37.01
Forfeited(1)	(3)	45.23	—	37.33
Settled(2)	(22)	45.36	(57)	38.24

Stapled units outstanding, June 30	103	$43.11	41	$40.05

  (1)
  Three thousand stapled units (2016 — 198 stapled units) were forfeited during the six month period ended June 30, 2017.
  (2)
  22 thousand stapled units (2016 — 57 thousand stapled units) were settled during the six month period ended June 30, 2017.
Granite REIT 2017 Second Quarter Report 51

  The Trust's unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

DSPs for trustees/directors	$1,022	$447	$1,532	$534
Stapled Unit Plan for employees	939	250	1,451	467
Option Plan	—	56	—	36

Unit-based compensation expense	$1,961	$753	$2,983	$1,037

Fair value remeasurement expense included in the above	$982	$228	$1,234	$—

(b)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at June 30,	2017	2016

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$194,839	$163,782
Fair value losses on derivatives designated as net investment hedges	(39,353)	(9,276)

	$155,486	$154,506

  (1)
  Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.
(c)
Normal Course Issuer Bid

  On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. As at June 30, 2017, Granite has not made purchases of its stapled units under the NCIB.

52 Granite REIT 2017 Second Quarter Report

10. COSTS AND EXPENSES (INCOME)
(a)
Property operating costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Non-recoverable from tenants:
Property taxes and utilities	$349	$94	$500	$527
Legal	92	62	169	192
Consulting	67	123	267	193
Environmental and appraisals	269	74	347	219
Repairs and maintenance	125	64	371	214
Ground rents	158	156	309	318
Other	160	128	277	330

	1,220	701	2,240	1,993

Recoverable from tenants:
Property taxes and utilities	609	556	1,219	965
Repairs and maintenance	150	156	306	240
Property management fees	175	143	335	274
Other	116	90	412	217

	1,050	945	2,272	1,696

Property operating costs	$2,270	$1,646	$4,512	$3,689

(b)
General and administrative expenses consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Salaries and benefits	$3,130	$3,320	$6,182	$6,805
Audit, legal and consulting	959	1,256	1,737	2,489
Trustee/director fees and related expenses	368	445	748	933
Unit-based compensation including distributions and revaluations	1,784	547	2,584	690
Other public entity costs	550	481	914	853
Office rents	228	226	449	450
Other	568	723	1,127	1,702

	$7,587	$6,998	$13,741	$13,922

(c)
Proxy Contest Expenses

  In connection with the proxy contest that preceded the June 2017 annual general meeting ("AGM"), Granite incurred $5.9 million of expenses in the three month period ended June 30, 2017. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the AGM. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

Granite REIT 2017 Second Quarter Report 53

(d)
Interest expense and other financing costs, net consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Interest and amortized issuance costs relating to debentures	$4,398	$3,672	$8,613	$7,490
Interest on mortgages payable and construction loans	—	829	—	1,652
Amortization of deferred financing costs	55	49	110	97
Other interest and accretion charges	408	430	935	955

	4,861	4,980	9,658	10,194
Capitalized interest	—	(25)	—	(91)
Interest income	(126)	(68)	(279)	(164)

	$4,735	$4,887	$9,379	$9,939

(e)
Fair value losses (gains) on financial instruments consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Foreign exchange forward contracts, net	$715	$(624)	$1,365	$(1,536)
Interest rate caps	—	16	—	79
Contingent consideration	—	1,290	—	1,290

	$715	$682	$1,365	$(167)

11. INCOME TAXES
(a)
The major components of the income tax expense are:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Current income tax expense	$2,297	$3,568	$4,450	$3,578
Deferred income tax expense	5,243	5,286	6,607	13,465

Income tax expense	$7,540	$8,854	$11,057	$17,043

  Included in current income tax expense for the three month period ended June 30, 2016 is a $1.7 million expense associated with the disposition of two properties in Germany. For the six month period ended June 30, 2016, current tax expense includes the $1.7 million expense associated with the disposition of the German properties and a $1.0 million recovery associated with the disposition of a property in Austria.

54 Granite REIT 2017 Second Quarter Report

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Income before income taxes	$50,366	$66,378	$84,165	$117,966

Expected income taxes at the Canadian statutory tax rate of 26.5% (2016 — 26.5%)	$13,347	$17,590	$22,304	$31,261
Income distributed and taxable to unitholders	(6,108)	(12,692)	(11,647)	(21,679)
Net foreign rate differentials	(235)	1,163	(348)	2,747
Net change in provisions for uncertain tax positions	464	248	934	557
Net permanent differences	(335)	1,895	(111)	3,539
Withholding taxes and other	407	650	(75)	618

Income tax expense	$7,540	$8,854	$11,057	$17,043

12. DETAILS OF CASH FLOWS
(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Straight-line rent amortization	$77	$(1,131)	$326	$(1,048)
Tenant incentive amortization	1,359	1,162	2,674	2,536
Unit-based compensation expense	1,961	753	2,983	1,037
Fair value gains on investment properties	(17,191)	(26,034)	(9,875)	(34,748)
Depreciation and amortization	77	176	244	355
Fair value losses (gains) on financial instruments	715	682	1,365	(167)
Loss on sale of investment properties	—	1,035	—	1,374
Amortization of issuance costs relating to debentures	136	235	271	466
Amortization of deferred financing costs	55	49	110	97
Deferred income taxes	5,243	5,286	6,607	13,465
Other	23	(598)	38	(1,180)

	$(7,545)	$(18,385)	$4,743	$(17,813)

Granite REIT 2017 Second Quarter Report 55

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Accounts receivable	$137	$(1,268)	$(364)	$95
Prepaid expenses and other	377	320	270	234
Accounts payable and accrued liabilities	(3,415)	(880)	(4,383)	(2,376)
Deferred revenue	(1,607)	3,145	3,956	5,371
Restricted cash	—	(2)	—	678

	$(4,508)	$1,315	$(521)	$4,002

(c)
Non-cash financing activities

  During the six month period ended June 30, 2017, 22 thousand stapled units (2016 — 56 thousand stapled units) with a value of $1.0 million (2016 — $2.1 million) were issued under the Stapled Unit Plan.

(d)
Cash and cash equivalents consists of:

As at	June 30, 2017	December 31, 2016

Cash	$103,097	$109,414
Short-term deposits	93,375	136,801

	$196,472	$246,215

56 Granite REIT 2017 Second Quarter Report

13. FAIR VALUE AND RISK MANAGEMENT
(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at June 30, 2017:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total

Measurement basis	Fair value		Amortized cost		Fair value	Carrying Value	Fair Value

Financial assets
Other assets	$—		$492	(1)	$492	$492	$492
Accounts receivable	—		1,466		1,466	1,466	1,466
Prepaid expenses and other	249	(2)	—		—	249	249
Restricted cash	—		563		563	563	563
Cash and cash equivalents	—		196,472		196,472	196,472	196,472

	$249		$198,993		$198,993	$199,242	$199,242

Financial liabilities
Unsecured debentures, net	$—		$647,034		$660,335	$647,034	$660,335
Cross currency interest rate swaps	35,707		—		—	35,707	35,707
Other liability	8,474		—		—	8,474	8,474
Accounts payable and accrued liabilities	128	(3)	29,088		29,088	29,216	29,216
Distributions payable	—		10,230		10,230	10,230	10,230

	$44,309		$686,352		$699,653	$730,661	$743,962

  (1)
  Long-term receivables included in other assets.
  (2)
  Foreign exchange forward contracts included in prepaid expenses.
  (3)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.
Granite REIT 2017 Second Quarter Report 57

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2016:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total

Measurement basis	Fair value		Amortized cost		Fair value	Carrying Value	Fair Value

Financial assets
Other assets	$—		$530	(4)	$530	$530	$530
Accounts receivable	—		1,066		1,066	1,066	1,066
Prepaid expenses and other	1,486	(5)	—		—	1,486	1,486
Restricted cash	—		563		563	563	563
Cash and cash equivalents	—		246,215		246,215	246,215	246,215

	$1,486		$248,374		$248,374	$249,860	$249,860

Financial liabilities
Unsecured debentures, net	$—		$646,768		$658,325	$646,768	$658,325
Cross currency interest rate swaps	10,641		—		—	10,641	10,641
Other liability	7,777		—		—	7,777	7,777
Accounts payable and accrued liabilities	—		31,465		31,465	31,465	31,465
Distributions payable	—		10,226		10,226	10,226	10,226

	$18,418		$688,459		$700,016	$706,877	$718,434

  (4)
  Long-term receivables included in other assets.
  (5)
  Foreign exchange forward contracts included in prepaid expenses.

  The fair values of the Trust's accounts receivable, cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the other liability approximates its carrying value as it is revalued at each reporting date. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At June 30, 2017, the Trust held 11 outstanding foreign exchange forward contracts (December 31, 2016 — 13 contracts outstanding). The foreign exchange contracts in place are to purchase $35.7 million and sell €24.0 million. For the three and six month periods ended June 30, 2017, the Trust recorded net fair value losses of $0.7 million (2016 — net fair value gains of $0.6 million) and $1.4 million (2016 — net fair value gains of $1.5 million), respectively, on these outstanding foreign exchange forward contracts.

58 Granite REIT 2017 Second Quarter Report

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

  Level 1:    Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level  2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

  Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at June 30, 2017	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,757,955
Foreign exchange forward contracts included in prepaid expenses and other	—	249	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	660,335	—	—
Cross currency interest rate swaps	—	35,707	—
Other liability	—	—	8,474
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	128	—

Net assets (liabilities) measured or disclosed at fair value	$(660,335)	$(35,586)	$2,749,481

As at December 31, 2016	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,653,095
Foreign exchange forward contracts included in prepaid expenses and other	—	1,486	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	658,325	—	—
Cross currency interest rate swaps	—	10,641	—
Other liability	—	—	7,777

Net assets (liabilities) measured or disclosed at fair value	$(658,325)	$(9,155)	$2,645,318

Granite REIT 2017 Second Quarter Report 59

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and six month periods ended June 30, 2017 and the year ended December 31, 2016, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at June 30, 2017, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At June 30, 2017, the Trust's foreign currency denominated net assets are $1.5 billion primarily in US dollars and euros. A 1% change in the US dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $5.0 million and $9.4 million, respectively, to comprehensive income.

60 Granite REIT 2017 Second Quarter Report

14. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at June 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,757,955			$2,757,955
Investment in Granite LP	—	9	(9)	—
Other non-current assets	6,961			6,961

	2,764,916	9	(9)	2,764,916
Current assets:
Other current assets	3,240	9		3,249
Intercompany receivable(1)	—	3,531	(3,531)	—
Cash and cash equivalents	196,439	33		196,472

Total assets	$2,964,595	3,582	(3,540)	$2,964,637

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$647,034			$647,034
Other non-current liabilities	281,541			281,541

	928,575			928,575
Current liabilities:
Intercompany payable(1)	3,531		(3,531)	—
Other current liabilities	68,186	3,573		71,759

Total liabilities	1,000,292	3,573	(3,531)	1,000,334

Equity:
Stapled unitholders' equity	1,962,669	9		1,962,678
Non-controlling interests	1,634		(9)	1,625

Total liabilities and equity	$2,964,595	3,582	(3,540)	$2,964,637

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2017 Second Quarter Report 61

Balance Sheet	As at December 31, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,653,095			$2,653,095
Investment in Granite LP	—	8	(8)	—
Other non-current assets	7,888			7,888

	2,660,983	8	(8)	2,660,983
Current assets:
Other current assets	4,392	52		4,444
Intercompany receivable(1)	—	8,029	(8,029)	—
Cash and cash equivalents	246,182	33		246,215

Total assets	$2,911,557	8,122	(8,037)	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$646,768			$646,768
Other non-current liabilities	256,669			256,669

	903,437			903,437

Current liabilities:
Intercompany payable(1)	8,029		(8,029)	—
Other current liabilities	50,355	8,114		58,469

Total liabilities	961,821	8,114	(8,029)	961,906

Equity:
Stapled unitholders' equity	1,948,199	8		1,948,207
Non-controlling interests	1,537		(8)	1,529

Total liabilities and equity	$2,911,557	8,122	(8,037)	$2,911,642

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
62 Granite REIT 2017 Second Quarter Report

Income Statement	Three Months Ended June 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$54,991			$54,991
General and administrative expenses	7,587			7,587
Proxy contest expenses	5,866			5,866
Interest expense and other financing costs, net	4,735			4,735
Other costs and expenses, net	2,913			2,913
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(17,191)			(17,191)
Fair value losses on financial instruments	715			715

Income before income taxes	50,366	1	(1)	50,366
Income tax expense	7,540			7,540

Net income	42,826	1	(1)	42,826

Less net loss attributable to non-controlling interests	(35)		(1)	(36)

Net income attributable to stapled unitholders	$42,861	1	—	$42,862

Income Statement	Three Months Ended June 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$56,387			$56,387
General and administrative expenses	6,998			6,998
Interest expense and other financing costs, net	4,887			4,887
Other costs and expenses, net	2,441			2,441
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(26,034)			(26,034)
Fair value losses on financial instruments	682			682
Loss on sale of investment properties	1,035			1,035

Income before income taxes	66,378	1	(1)	66,378
Income tax expense	8,854			8,854

Net income	57,524	1	(1)	57,524

Less net income attributable to non-controlling interests	346		(1)	345

Net income attributable to stapled unitholders	$57,178	1	—	$57,179

Granite REIT 2017 Second Quarter Report 63

Income Statement	Six Months Ended June 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$110,143			$110,143
General and administrative expenses	13,741			13,741
Proxy contest expenses	5,866			5,866
Interest expense and other financing costs, net	9,379			9,379
Other costs and expenses, net	5,502			5,502
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(9,875)			(9,875)
Fair value losses on financial instruments	1,365			1,365

Income before income taxes	84,165	1	(1)	84,165
Income tax expense	11,057			11,057

Net income	73,108	1	(1)	73,108

Less net loss attributable to non-controlling interests	(15)		(1)	(16)

Net income attributable to stapled unitholders	$73,123	1	—	$73,124

Income Statement	Six Months Ended June 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$112,764			$112,764
General and administrative expenses	13,922			13,922
Interest expense and other financing costs, net	9,939			9,939
Other costs and expenses, net	4,478			4,478
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(34,748)			(34,748)
Fair value gains on financial instruments	(167)			(167)
Loss on sale of investment properties	1,374			1,374

Income before income taxes	117,966	1	(1)	117,966
Income tax expense	17,043			17,043

Net income	100,923	1	(1)	100,923

Less net income attributable to non-controlling interests	1,320		(1)	1,319

Net income attributable to stapled unitholders	$99,603	1	—	$99,604

64 Granite REIT 2017 Second Quarter Report

Statement of Cash Flows	Three Months Ended June 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$42,826	1	(1)	$42,826
Items not involving current cash flows	(7,545)	(1)	1	(7,545)
Changes in working capital balances	(4,232)	(276)	—	(4,508)
Other operating activities	3,012			3,012

Cash provided by (used in) operating activities	34,061	(276)	—	33,785

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(267)			(267)
— Developments or expansions	(239)			(239)
Other investing activities	(186)			(186)

Cash used in investing activities	(692)	—	—	(692)

FINANCING ACTIVITIES
Distributions paid	(30,691)			(30,691)
Other financing activities	(10)			(10)

Cash used in financing activities	(30,701)	—	—	(30,701)

Effect of exchange rate changes	4,399			4,399

Net increase (decrease) in cash and cash equivalents during the period	$7,067	(276)	—	$6,791

Statement of Cash Flows	Three Months Ended June 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$57,524	1	(1)	$57,524
Items not involving current cash flows	(18,385)	(1)	1	(18,385)
Changes in working capital balances	1,321	(6)	—	1,315
Other operating activities	(22)			(22)

Cash provided by (used in) operating activities	40,438	(6)	—	40,432

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(380)			(380)
— Developments or expansions	(8,329)			(8,329)
Other investing activities	22,081			22,081

Cash provided by investing activities	13,372	—	—	13,372

FINANCING ACTIVITIES
Distributions paid	(28,667)			(28,667)
Other financing activities	(7,592)			(7,592)

Cash used in financing activities	(36,259)	—	—	(36,259)

Effect of exchange rate changes	(2,436)			(2,436)

Net increase (decrease) in cash and cash equivalents during the period	$15,115	(6)	—	$15,109

Granite REIT 2017 Second Quarter Report 65

Statement of Cash Flows	Six Months Ended June 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$73,108	1	(1)	$73,108
Items not involving current cash flows	4,743	(1)	1	4,743
Changes in working capital balances	(521)			(521)
Other operating activities	2,619			2,619

Cash provided by operating activities	79,949	—	—	79,949

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(831)			(831)
— Developments or expansions	(71,247)			(71,247)
Other investing activities	(307)			(307)

Cash used in investing activities	(72,385)	—	—	(72,385)

FINANCING ACTIVITIES
Distributions paid	(61,368)			(61,368)
Other financing activities	(1,019)			(1,019)

Cash used in financing activities	(62,387)	—	—	(62,387)

Effect of exchange rate changes	5,080			5,080

Net decrease in cash and cash equivalents during the period	$(49,743)	—	—	$(49,743)

Statement of Cash Flows	Six Months Ended June 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$100,923	1	(1)	$100,923
Items not involving current cash flows	(17,813)	(1)	1	(17,813)
Changes in working capital balances	4,115	(113)	—	4,002
Other operating activities	2,191			2,191

Cash provided by (used in) operating activities	89,416	(113)	—	89,303

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(844)			(844)
— Developments or expansions	(15,673)			(15,673)
Other investing activities	30,581			30,581

Cash provided by investing activities	14,064	—	—	14,064

FINANCING ACTIVITIES
Distributions paid	(55,749)			(55,749)
Other financing activities	(3,168)			(3,168)

Cash used in financing activities	(58,917)	—	—	(58,917)

Effect of exchange rate changes	(5,097)			(5,097)

Net increase (decrease) in cash and cash equivalents during the period	$39,466	(113)	—	$39,353

66 Granite REIT 2017 Second Quarter Report

15. COMMITMENTS AND CONTINGENCIES
(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

(b)
At June 30, 2017, the Trust's contractual commitments related to construction and development projects amounted to approximately $1.0 million.

(c)
At June 30, 2017, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$451
Later than 1 year and not later than 5 years	1,777
Later than 5 years	—

$2,228

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. As at June 30, 2017, the fair value of the investment properties situated on the land under ground leases is $50.4 million.

Granite REIT 2017 Second Quarter Report 67

REIT Information

Board of Trustees	Officers	Office Location
Kelly Marshall Chairman Peter Aghar Trustee Donald Clow Trustee Remco Daal Trustee Michael Forsayeth Trustee Samir Manji Trustee Al Mawani Trustee Gerald Miller Trustee

Michael Forsayeth
Chief Executive Officer

John De Aragon
Chief Operating Officer,
Co-Head Global Real Estate

Ilias Konstantopoulos
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Co-Head Global Real Estate

Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Michael Forsayeth
Chief Executive Officer
(647) 925-7600

 Ilias Konstantopoulos
Chief Financial Officer
(647) 925-7540

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2016 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com